[LOGO OF ACERGY]

                                                               seabed-to-surface

                              ACERGY S.A. ANNOUNCES
                     POSTPONED EXTRAORDINARY GENERAL MEETING

London, England - June 22, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) announced today that a second meeting of Shareholders will take place at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg on August 1, 2006 at 3 p.m. local time for the purpose of considering Item 9 of the Annual General Meeting Agenda, being the proposed changes to the Company's Articles of Incorporation.

The original Annual General Meeting with respect to this Item 9 was adjourned on May 15, 2006 as the required 50% quorum for item 9 was not achieved. At this second meeting there is no requirement for a quorum, however to approve the proposed changes a 2/3rd majority of the shares represented will be required.

The proposed changes to the Articles of Incorporation bring the administration up to date in the current regulatory, financial and administrative environments. The intention is to permit the company to work more efficiently and not to be encumbered in its access to financial markets and instruments.

Proxies already received for the initial meeting remain valid for the second meeting and Shareholders of record on March 24, 2006 are entitled to vote. Those Shareholders who have not yet cast their votes are encouraged to do so by submitting the already distributed proxy card as instructed, or alternatively to attend the Extraordinary General Meeting in Luxembourg at the above address. The new deadline for submission of votes for American Depositary Receipt holders is July 24, 2006 and for Common Shareholders July 26, 2006.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Contacts:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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